EXHIBIT 11
COMPUTATION OF EARNINGS (LOSS) PER SHARE

	Three Months Ended March 31,
(In thousands, except per share data)	2010	2009
NUMERATOR:
Loss attributable to the Company — common shares	$(175,414)	$(418,217)
Less: Participating securities dividends	1,150	—
Less: Income (loss) attributable to the Company — unvested shares	—	—

Net loss attributable to the Company per common share — basic and diluted	$(176,564)	$(418,217)

DENOMINATOR:
Weighted average common shares outstanding — basic	81,427	81,242
Effect of dilutive securities:
Stock options and common stock warrants (1)	—	—

Weighted average common shares outstanding — diluted	81,427	81,242

Net loss attributable to the Company per common share:
Basic	$(2.17)	$(5.15)
Diluted	$(2.17)	$(5.15)

(1)	Equity awards of 6.1 million and 9.5 million were outstanding as of March 31, 2010 and 2009 but were not included in the computation of diluted earnings per share because to do so would have been antidilutive as the respective options’ strike price was greater than the current market price of the shares.